UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2009.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

AmeriServ Financial
401(k) Profit Sharing Plan
(Full title of the plan)

AmeriServ Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

AmeriServ Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1.

Financial Statements and Exhibits

a.

Financial Statements

1.

Report of Independent Registered Public Accounting Firm.

2.

Statement of Net Assets Available for Benefits as of December 31, 2009 and 2008.

3.

Statement of Changes in Net Assets Available for Benefits for the two years ended December 31, 2009 and 2008.

4.

Notes to Financial Statements.

b.

Exhibits

1.

Consent of S. R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment Purposes as of
December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/S.R. Snodgrass, A.C.

Wexford, PA

June 23, 2010

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS

Investments, at fair value:
Common / Collective Funds	$ 8,377,202	$ 8,577,046
Mutual Funds	9,762,566	6,124,276
AmeriServ Financial, Inc.	289,617	266,159
Money Market	3,085,316	3,535,117
Participant Loans	370,407	402,052
Total Investments	21,885,108	18,904,650

Contribution Receivable	35,712	8,277
Accrued Interest Receivable	12,727	16,787
Cash	6,132	56,051

TOTAL ASSETS AVAILABLE FOR BENEFITS	21,939,679	18,985,765

LIABILITIES

Due to Broker	4,840	8,786
Excess Refundable Contributions	15,755	-
Benefits Payable	-	953

NET ASSETS AVAILABLE FOR BENEFITS	$ 21,919,084	$ 18,976,026

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008

ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$ 2,147,006	$ (4,645,295)
Interest and dividends	214,732	281,506
Capital gains	12,008	168,581
Total Investment Income	2,373,746	(4,195,208)

Contributions by employees	783,623	795,517
Contributions by employer	197,494	200,991
Rollovers	3,606	320,511
Total Contributions	984,723	1,317,019
Total Additions	3,358,469	(2,878,189)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	415,411	815,836

Net increase (decrease)	2,943,058	(3,694,025)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	18,976,026	22,670,051

End of the year	$ 21,919,084	$ 18,976,026

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

1General

The Plan is a defined contribution plan covering the employees of AmeriServ Financial, Inc., and its wholly owned subsidiaries AmeriServ Financial Bank, AmeriServ Trust and Financial Services, (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”) who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution).  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code.  Employees may elect to have their contributions in 5 percent increments invested in one or more of 33 mutual funds, 6 common/collective portfolios, 2 money market fund, and the AmeriServ Financial, Inc. common or preferred stock administered by the Plan’s trustee.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  In addition, the Companies contribute 4 percent of employees’ gross compensation on behalf of Union employees.

Participant Accounts

Each participant’s profit sharing account is credited with Plan earnings.  Allocations are based upon the proportionate value of all accounts.  The benefit to which each participant is entitled is that which can be provided from the participant’s account.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the sponsor’s contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after five years of service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the median of local prevailing rates as determined upon loan request by the plan administrator.  Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her 5th consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her 5th consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2009 and 2008, the forfeiture account had a balance of $33,001 and $41,514, respectively.  Forfeitures totaling $4,342 and $13,238 for the years ended December 31, 2009 and 2008, respectively, were reallocated to participants’ accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments

Quoted market prices are used to value investments.  Investments for which there is no quoted market price are reported at their estimated fair value.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $56,727 and $54,925 for the years ended December 31, 2009 and 2008, respectively.

NOTE 3 - INVESTMENTS

The Plan investments are administered by AmeriServ Trust and Financial Services (Trustee).

During 2009, the Plan’s investments (including investments bought and sold, as well as, held during the year) appreciated in value by 2,147,006.

	Net Appreciation (Depreciation) in Fair Value During Year

	2009	2008

Investments at fair value as determined by quoted market price:
Common / Collective Funds	$ 1,042,208	$ (1,630,698)
Mutual Funds	1,147,210	(2,920,568)
AmeriServ Financial, Inc.	(42,412)	(94,029)

Net appreciation (depreciation) in fair value	$ 2,147,006	$ (4,645,295)

NOTE 3 – INVESTMENTS (continued)

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2009		2008
	Principal Value	Fair Value	Principal Value	Fair Value
Investments

Goldman Sachs Prime Obligations	$ 3,084,747	$ 3,084,747	$ 3,535,117	$ 3,535,117
Sei Stable Asset Fund	2,957,648	2,957,648	1,779,391	1,779,391
Vanguard Institutional Index Fund	1,333,384	1,588,552	1,285,899	915,044
ASRV Premier Equity	-	-	1,036,528	1,033,906
Pathroad Balance Growth & Income	2,263,858	2,715,001	2,433,411	2,599,936
Pathroad Capital Appreciation & Income	1,811,504	2,168,064	1,242,277	1,289,858
Pathroad Conservative Growth & Income	1,536,815	1,926,632	1,906,056	2,101,502
Pathroad Long-Term Equity	790,449	931,804	1,011,247	991,815

	$ 13,778,405	$15,372,448	$ 12,944,027	$ 13,331,525

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Companies that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated July 27, 2005.  The letter states that the prototype and related trust are designed in accordance with applicable sections of the IRC.  Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds that are managed by the defined trustee of the Plan. The balance of these mutual funds is $8,377,202 and $8,577,046 representing 38% and 45% of net assets available for benefits as of December 31, 2009 and 2008 respectively.  The Plan also invests in the Plan Sponsor’s common and preferred stock.  At December 31, 2009 and 2008, the Plan held 129,076 and 133,748 shares of AmeriServ Financial Inc. common stock and 3,703 and 0 shares of AmeriServ Financial Cap Trust preferred stock respectively.  Dividends in the amount of $7,266 were received on preferred stock for the year ended December 31, 2009.  Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides enhanced disclosures about assets and liabilities carried at fair value.  Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are described below:

Level I:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common/Collective trusts and pooled separate accounts: Valued at the NAV of shares held by the plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund.

Money Market: Valued based on the closing price of the security as quoted by the principal exchange on which the security is trades, which represents fair value.

Participant loans:  Valued at amortized costs, which approximate fair value.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	December 31, 2009
	Level I	Level II	Level III	Total
Assets:
Common/Collective trusts	$-	$-	$8,377,202	$8,377,202
Mutual Funds	9,762,566	-	-	9,762,566
Common Stock	215,557	-	-	215,557
Preferred Stock	74,060	-	-	74,060
Money Market	3,085,316	-	-	3,085,316
Participant loans	-	-	370,407	370,407

Total assets at fair value	$13,137,499	$-	$8,747,609	$21,885,108

	December 31, 2008
	Level I	Level II	Level III	Total
Assets:
Common/Collective trusts	$-	$-	$8,577,046	$8,577,046
Mutual Funds	6,124,276	-	-	6,124,276
Common Stock	266,159	-	-	266,159
Money Market	3,535,117	-	-	3,535,117
Participant loans	-	-	402,052	402,052

Total assets at fair value	$9,925,552	$-	$8,979,098	$18,904,650

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level III assets for the year ended December 31, 2009.

	Common /
	Collective	Participant
	trusts	loans

Balance, beginning of the year	$8,577,046	$402,052
Realized gains	50,808	-
Unrealized gains related to instruments still held at the reporting date	991,400	-

Purchases, sales, issuances and settlements (net)	(1,242,052)	(31,645)

Balance, December 31, 2009	$8,377,202	$370,407

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, participant loans, common collective funds, AmeriServ Financial Inc. stock, contributions receivable, accrued interest receivable, benefits payable and cash would be considered financial instruments. At December 31, 2009 and 2008, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2009

	Par or Shares	Cost	Current Value

Common Stock
*AmeriServ Financial, Inc.	129,076	$501,605	$215,557

Total Common Stock			215,557

Preferred Stock
*AmeriServ Financial Capital Trust	3,703	71,980	74,060

Total Preferred Stock			74,060
Mutual Funds
Alger Large Cap Growth	1,179	14,356	14,216
Alger Midcap Growth	3,953	68,369	47,162
CGM Focus Fund	6,854	263,486	203,987
Dodge & Cox Balanced Fund	11,800	830,943	755,538
Federated Kaufmann Fund	46,240	245,401	215,480
Fidelity New Insights	1,958	36,964	34,052
Fidelity Leveraged Co. Stock	9,150	217,301	209,719
Fidelity Low-Priced Stock Fund	14,664	481,160	468,354
Fidelity New Markets	3,484	50,310	52,368
Franklin Biotechnology Discovery	1,531	83,984	89,576
Franklin Mutual Beacon	24,921	224,745	286,343
Janus Contrarian Fund	14,551	201,473	191,923
Janus Growth & Income	1,596	44,853	45,395
Janus Overseas Fund	5,862	233,164	249,122
Legg Mason Opportunity Trust	33,109	305,207	326,450
Legg Mason Value Trust	1,113	42,214	45,719
Loomis Sayles Bond Fund	11,391	141,200	151,953
MFS International New Discovery Fund	12,707	284,577	236,097
Northern Technology	1,599	18,905	18,982
Pimco Total Return	55,398	589,127	598,301
Rydex Titan 500	2,750	54,932	60,590
SEI Stable Asset	2,957,648	2,957,648	2,957,648
T. Rowe Price Equity Income	10,714	249,178	224,891
T. Rowe Price Financial Services	815	13,408	10,320
T. Rowe Price Spectrum	247	3,325	3,772
Tweedy, Browne Global Value	7,898	185,958	167,433
Vanguard GNMA	15,830	166,804	168,433
Vanguard Health Care	878	107,032	105,525
Vanguard Institutional Index	15,577	1,333,384	1,588,552
Vanguard Short-Term Admiral	18,035	191,126	193,517
Vanguard Total Bond Market Index	3,976	41,252	41,147

Total Mutual Funds			9,762,566

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2009

	Par or Shares	Cost	Current Value

Common / Collective Funds
*Pathroad Balance Growth & Income	181,000	$2,263,858	$2,715,001
*Pathroad Capital Appreciation & Income	139,785	1,811,504	2,168,064
*Pathroad Conservative Fixed Income	31,995	366,797	422,335
*Pathroad Conservative Growth & Income	123,344	1,536,815	1,926,632
*Pathroad Intermediate-Term Fixed Income	14,426	178,332	213,365
*Pathroad Long-Term Equity	61,546	790,448	931,804

Total Common / Collective Funds			8,377,202

Money Market Funds
Goldman Sachs Financial Prime Obligations	3,084,747	3,084,747	3,084,747
Goldman Sachs Treasury Obligations	569	569	569
Total Money Market Funds			3,085,316

Participant Loans	370,407	370,407	370,407

Total			$21,885,108

  *Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 23, 2010

AmeriServ Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By

/s/David M. Margetan

David M. Margetan, Assistant

Vice President and Assistant Secretary

Exhibit Index

Exhibit

1.

Consent of S. R. Snodgrass, A.C

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We consent to the incorporation by reference in the Registration Statement Nos. 033-53935, 033-55845, 033-55207, 033-55211, and 333-67600 on Form S-8 of AmeriServ Financial, Inc. of our report dated June 23, 2010, relating to the financial statements and supplemental schedules of the AmeriServ Financial 401(k) Profit Sharing Plan as of and for the year ended December 31, 2009, appearing in this Annual Report on Form 11-K.

/s/S.R. Snodgrass, A.C.

Wexford, PA

June 23, 2010